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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         ______________________________

                                 SCHEDULE 14D-9
                                 (Rule 14d-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 4)

                              KENETECH CORPORATION
                            (Name of Subject Company)

                              KENETECH CORPORATION
                      (Name of Person(s) Filing Statement)

                    Common Stock, par value $.000l per share
                         (Title of Class of Securities)

                                    488878109
                      (CUSIP Number of Class of Securities)

                               Dianne P. Urhausen
                     Vice President and Corporate Secretary
                          500 Sansome Street, Suite 410
                         San Francisco, California 94111
                                 (415) 398-3825

         (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                With a Copy to:

       Michael G. O'Bryan, Esq.                 Mark A. Morton, Esq.
       Morrison & Foerster LLP                  Potter Anderson & Corroon LLP
       425 Market Street                        Hercules Plaza, P.O. Box 951
       San Francisco, CA 94105                  Wilmington, DE 19899
       (415) 268-7000                           (302) 984-6000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

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     This Amendment No. 4 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 initially filed by KENETECH Corporation, a Delaware corporation ("KENETECH" or the "Company"), with the Securities and Exchange Commission on November 7, 2000, as amended by Amendment No. 1 to Schedule 14D-9 filed on November 14, 2000, Amendment No. 2 to Schedule 14D-9 filed on November 27, 2000 and Amendment No. 3 to Schedule 14D-9 filed on November 29, 2000
(as amended, the "Schedule 14D-9"), related to the tender offer by KC Merger Corp., a Delaware corporation, which is wholly owned by KC Holding Corporation, a Delaware corporation, which in turn is wholly owned by ValueAct Capital Partners, L.P., a Delaware limited partnership, for all of the issued and outstanding shares of common stock, $0.0001 par value, of KENETECH at a purchase price of $1.04 per share. Unless otherwise defined herein, all capitalized terms used but not defined in this Amendment No. 4 shall have the meaning assigned to them in the Schedule 14D-9.

     On the date hereof, KENETECH and Mark D. Lerdal are filing with the Securities and Exchange Commission Amendment No. 4 to the Schedule 13E-3 filed November 7, 2000, as amended.

Items 8.  Additional Information

     The subsection titled "Delaware Derivative Litigation" in the section titled "Certain Litigation Matters" of Item 8 of the Schedule 14D-9 is hereby amended and supplemented by the following:

     "On December 11, 2000, the Chancery Court denied the plaintiffs' request for a preliminary injunction. The Chancery Court's opinion denying the injunction is attached as Exhibit (a)(5)(I) hereto and incorporated by this reference. The Company issued a press release, dated December 12, 2000, announcing the Chancery Court's decision denying plaintiffs' request for a preliminary injunction. A copy of the press release issued by the Company with respect to the foregoing is attached as Exhibit (a)(5)(J) hereto and incorporated herein by reference."

Item 9.   Material to be Filed as Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

EXHIBIT NO.    DESCRIPTION

(a)(5)(I) Opinion by the Court denying the Request for a Preliminary Injunction, dated December 11, 2000

(a)(5)(J)      Press Release issued by the Company on December 12, 2000


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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: December 12, 2000.



                                   By:  /s/ Dianne P. Urhausen
                                        ----------------------
                                   Dianne P. Urhausen
                                   Vice President and Corporate Secretary